Filed Pursuant to Rule 433
Registration No. 333-179766
August 21, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 21, 2013)

Issuer:	The Southern Company
Security:	Series 2013A 2.45% Senior Notes due September 1, 2018
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.798%
Maturity Date:	September 1, 2018
Treasury Benchmark:	1.375% due July 31, 2018
US Treasury Yield:	1.563%
Spread to Treasury:	+93 basis points
Re-offer Yield:	2.493%
Coupon:	2.45%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2014
Format:	SEC Registered
CUSIP/ISIN:	842587 CJ4 / US842587CJ45
Trade Date:	August 21, 2013
Expected Settlement Date:	August 27, 2013 (T+4)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Commerz Markets LLC Fifth Third Securities, Inc. The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0791, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.